UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ADESA, Inc.

File No. 333-113499 - CF#28277

_____

Kar Auction Services, Inc., on behalf of ADESA, Inc., its wholly-owned subsidiary, submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information ADESA, Inc. excluded from the Exhibits to a Form S-1 registration statement filed on May 26, 2004, with omissions from Exhibit 10.24 modified by reduced redactions from the same exhibit filed as Exhibit 10.38 to the Kar Auction Services, Inc. Form 10-Q filed on May 8, 2012.

Based on representations by Kar Auction Services, Inc., on behalf of ADESA, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.24　　　　through June 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel